Exhibit 99.2

RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
DIRECTORATE CHANGE
Randgold Resources announces the retirement of two senior directors, Dr Aubrey Paverd and Mr Bernard Asher, with effect from 5 May 2009.
Dr Paverd joined the board in 1996 ahead of the company’s UK listing. Mr Asher, the senior independent director, joined the board at the time of its initial IPO in July 1997. The board thanks them both for their significant contributions and guidance to the company since its IPO twelve years ago.
Mr Asher will be succeeded as Senior Independent Director by Mr Norborne Cole who has been a director of the company since May 2006.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 779 775 2288	+44 779 614 4438	+44 20 7555 7738
+44 788 071 1386	+44 1534 735 333	+27 (0) 83 266 5847
Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com